UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2009

GRUPO AEROPORTUARIO DEL PACIFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO, S.A.B. DE C.V. ANNOUNCED THAT
THE NEW COMBINED MAXIMUM TARIFFS FOR THE 2010-2014 FIVE YEAR PERIOD HAVE
BEEN PUBLISHED IN THE OFFICIAL GAZETTE OF THE FEDERATION

Guadalajara, Jalisco, Mexico – December 30, 2009 - Grupo Aeroportuario del Pacifico, S.A.B. de C.V. (NYSE:  PAC; BMV:  GAP) (“the Company” or “GAP”) announced today that on December 28, 2009, the new maximum tariffs were published in the Diario Oficial de la Federación (Official Gazette of the Federation) and are for a five-year period (2010-2014). These new maximum tariffs were applicable to the airports located in the following cities: Aguascalientes (AGU), Guanajuato (BJX), Guadalajara (GDL), Hermosillo (HMO), La Paz (LAP), Los Mochis (LMM), Manzanillo (ZLO), Mexicali (MXL), Morelia (MLM), Puerto Vallarta (PVR), Los Cabos (SJD) and Tijuana (TIJ).

The combined maximum tariffs are expressed in workload units for each airport and were determined based on projected workload units (expressed in cargo-work units, whereby each cargo-work unit is equivalent to one passenger, or 100 kilograms of cargo, including those transported in passenger airplanes), capital investments and operating expenses included in the master development program authorized for the 2010-2014 period, as well as those in the respective parameters which include reference values, discount rates and efficiency factors.

The combined maximum tariffs for the five (5) year period 2010-2014, are the following:

Year	Aguascalientes	Silao (Guanajuato)	Guadalajara	Hermosillo	La Paz	Los Mochis	Manzanillo	Mexicali	Morelia	Puerto Vallarta	Los Cabos	Tijuana
2010	113.38	130.69	112.00	97.63	122.34	116.85	128.37	99.65	136.01	137.91	143.14	99.18
2011	112.59	129.78	111.22	96.95	121.48	116.03	127.47	98.95	135.06	136.94	142.14	98.49
2012	111.80	128.87	110.44	96.27	120.63	115.22	126.58	98.26	134.11	135.99	141.14	97.80
2013	111.02	127.96	109.66	95.59	119.79	114.41	125.69	97.57	133.17	135.03	140.16	97.11
2014	110.24	127.07	108.90	94.92	118.95	113.61	124.81	96.89	132.24	134.09	139.17	96.43

Note: The maximum tariffs for the 2011-2014 period are expressed in pesos as of December 31, 2007 and are adjusted to the efficiency factor. Maximum tariffs are not updated per the National Producer Price Index (Indice Nacional de Precios al Productor) excluding oil, which will be applied to the close of each year, per the table shown above, with the corresponding index.

***

       For further information please visit: www.aeropuertosgap.com.mx or contact us:

In Mexico	In the U. S.
Miguel Aliaga, Investor Relations Officer	Maria Barona / Peter Majeski
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 01 (333) 8801100 ext 216	Tel: 212 406 3690
maliaga@aeropuertosgap.com.mx	gap@i-advize.com

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis.  In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements.  These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results.  The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements.  Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements.  Such statements reflect the current views of management and are subject to a number of risks and uncertainties.  There is no guarantee that the expected events, trends or results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 800-759-0045. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: December 30, 2009